FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Tournigan Gold Corporation ("Tournigan" or the "Company")
12th Floor, 570 Granville Street
Vancouver, BC CANADA V6C 3P1
Telephone: 604.683.8320

Item 2.

Date of Material Change

February 8, 2008

Item 3.

News Release

The news release was disseminated through the services of Filing Services Canada on February 8, 2008.

Item 4.

Summary of Material Change

The Company received down-hole radiometric survey results from its drill programme on the CR Trend claims in the Cyclone Rim.

Item 5.

Full Description of Material Change

The Company has received further down-hole radiometric survey results from its drill programme on the CR Trend claims in the Cyclone Rim area of the Great Divide Basin, Wyoming.

Tournigan’s extensive Cyclone Rim property is comprised of the UT claims in the west (see news release dated January 15, 2008) and the CR Trend. The CR Trend extends favourable uranium-bearing geology along the roll-front for a further 40 kilometres east of the UT claims

Tournigan is drilling nine fences of drill holes on the CR Trend claims to provide cross-sectional information along the favourable trend. Each fence is approximately 4,500 metres apart with vertical drill holes spaced approximately 122 metres apart along each fence (see attached map or visit www.tournigan.com).

Tournigan has received radiometric data from 34 drill holes. The Company is highly encouraged by results from two of the holes along the second fence and from two holes along the ninth fence, which is located approximately 32 kilometres further east.

Highlights include:

CR-14 with 0.059 % eU3O8 over 8 metres (26 ft)
CR-10 with 0.016 % eU3O8 over 5.5 metres (18 ft)

"This widely-spaced drill pattern was designed to establish the location of the roll-front by determining the oxidization-reduction boundaries below surface," said Tournigan president Jim Walchuck. "However, we also encountered uranium mineralization which was well beyond our expectations at this early stage."

The table below outlines the geologically significant intercepts received.

CR Claims Drilling – Geologically Significant Gamma Log Intercepts

Fence	Drill	From	To	Thickness	Average	GxT (1)
Line	Hole	(metres)	(metres)	(metres)	Grade)	(%metres)
					(% eU3O8)
Line 2	CR-10	41.9	47.4	5.5	0.016	0.088
	CR-14	63.4	71.3	7.9	0.059	0.468
Line 4	CR-29	125.9	126.5	0.6	0.026	0.016
Line 9	CR-32	16.5	18.4	2	0.03	0.059
		152.9	243.7	90.8	0.012	1.09
	Incl.	153.2	155.3	2.1	0.044	0.094
	Incl.	205.9	208.5	2.6	0.023	0.060
	Incl.	214.7	216	1.2	0.021	0.026
	Incl.	241.1	241.7	0.6	0.024	0.015
Line 9	CR-33	18.1	20	1.8	0.03	0.055
		161.4	237.6	76.2	0.012	0.914
	Incl.	167.2	169.8	2.6	0.02	0.052
	Incl.	211.5	212.8	1.2	0.022	0.027
	Incl	213.2	215.2	2	0.022	0.044
	Incl.	216.4	220.4	4	0.023	0.091
	Incl.	221.7	223.4	1.7	0.035	0.059

Notes:
Calculations may vary slightly due to rounding
1 Grade x Thickness factor (%eU3O8 x thickness in metres).

Hole CR-14 was subsequently twinned to obtain core samples from which the disequilibrium ratio could be determined. The disequilibrium ratio equates the true U3O8 content (%U3O8) to the radiometric equivalent (%eU3O8), which is determined by downhole radiometric logging. The cored hole and selected mineralized intervals were sent to Hazen Research in Golden, Colorado for these analyses. Results are expected by March, 2008.

The 34 rotary drill holes totalling 6,605 metres reported to date represent the first phase of Tournigan's drill programme. The Company will re-commence drilling in May, 2008 to complete its programme of approximately 8,000 metres laid out last year and will then reassess the results to determine the next course of action.

W. T. Cohan, P. Eng., Tournigan's consulting engineer, and the Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained herein.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not applicable

Item 8.

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 9.

Date of Report

Dated at Vancouver, B.C., this 8th day of February, 2008.